EX-99(j)

Consent of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders of
Steben Alternative Investment Funds:

We consent to the references to our Firm under the headings “For More Information” in the Prospectus and “Independent Registered Accounting Firm and Legal Counsel” in the Statement of Additional Information.

/s/ KPMG LLP

Columbus, Ohio
February 20, 2014